25 Years
Apollo Hospitals
touching lives

RECEIVED
2008 SEP 15 P 12:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date: August 21, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Please find enclosed Disclosure in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 together with the copy of disclosure made by the seller u/r 7(1A).

Please take note of the same in your records.

08004910

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

PROCESSED
SEP 16 2008
THOMSON REUTERS

JLW 9/15

Format for informing details of acquisition to stock exchanges by target company in terms of Regulation 7(3)

Name of Target Company	Apollo Hospitals Enterprise Limited	
Date of Reporting	21st August 2008	
Name of stock exchanges where shares of Reporting Company are listed.	(i) The Bombay Stock Exchange Limited, Mumbai (ii) National Stock Exchange of India Limited, Mumbai	
Name of ~~Acquirer(s)~~ /sellers and PACs with them	(i) Ms. Preetha Reddy (ii) Ms. Sucharitha Reddy (iii) Ms. Sangita Reddy (iv) Ms. Shobana Kamineni	
Date of ~~acquisition~~/ sale	20th & 21st August 2008	
Date of receipt of intimation of allotment by ~~acquirer~~/seller.	21st August 2008	
Mode of acquisition (market purchases/ inter-se transfer/public/ rights/preferential offer etc.)	NA	
Mode of Sale (open market/MOU/Off market etc)	Open Market	
Particulars of ~~acquisition~~/ Sale	Number	% w.r.t total paid up capital of target company
(a) Shares/Voting Rights of the ~~acquirer~~/ seller before ~~acquisition~~/ sale	6,534,337	11.14%
(b) Shares/Voting Rights ~~acquired~~/Sold	1,450,000 *	2.47%
(c) Shares/Voting Rights of the ~~acquirer~~/seller after ~~acquisition~~/Sale	5,084,337	8.66%
Paid up Capital/total voting capital of the target company before the said acquisition	Rs. 586,857,020/- consisting of 58,685,702 equity shares of Rs.10/- each	
Paid up Capital/total voting capital of the target company after the said acquisition	Rs. 586,857,020/- consisting of 58,685,702 equity shares of Rs.10/- each	

* Annexure Enclosed

For APOLLO HOSPITALS ENTERPIRSE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai
Date : 21st August 2008

IS/ISO 9001 : 2000

Annexure

Name	Existing		Sold		Balance	
	No. of shares	(%)	No. of shares	(%)	No. of shares	(%)
Ms. Preetha Reddy	1,732,270	2.95	50,000	0.09	1,682,270	2.87
Ms. Sucharitha Reddy	1,470,837	2.51	100,000	0.17	1,370,837	2.34
Ms. Sangita Reddy	2,186,254	3.73	1,250,000	2.12	936,254	1.60
Ms. Shobana Kamineni	1,144,976	1.95	50,000	0.09	1,094,976	1.86
Total	**6,534,337**	**11.14**	**1,450,000**	**2.47**	**5,084,337**	**8.66**

Preetha Reddy

No. 5 Second Street
Subba Rao Avenue
Nungambakkam
Chennai 600 006.

21st August 2008

To

The Company Secretary
Apollo Hospitals Enterprise Limited
3rd Floor, Ali Towers
55, Greams Road
Chennai – 600 006

The Secretary
National Stock Exchange
Exchange Plaza, 5th Floor,
Plot No. C/1, 'G' Block
Bandr4a – Kurla Complex, Bandra (E)

The Secretary
Bombay Stock Exchange
Phiroze Jhee Jheebhoy-Towers
Dalal Street
Mumbai – 400 001

Dear Sirs,

I, Mrs. Preetha Reddy the Promoter Shareholder of Apollo Hospitals Enterprise Limited (AHEL) together with Mrs. Sucharitha Reddy, Mrs. Sangita Reddy and Mrs.Shobana Kamineni also the Promoters Shareholder of AHEL have sold 2.47% % of shares in AHEL through Open Market on 20th & 21st August 2008. In this regard, I am enclosing the Form for Disclosure under Regulations 7 (1A) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997. I further inform that the said Disclosure is made and the required form is signed by me for myself and on behalf of Mrs. Sucharitha Reddy, Mrs. Sangita Reddy and Mrs. Shobana Kamineni being the other sellers.

This is for your information and records please.

Thanking you

Yours faithfully

PREETHA REDDY

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO TARGET COMPANY AND STOCK EXCHANGES WHERE THE SHARES OF THE TARGET COMPANY ARE LISTED, IN TERMS OF REGULATION 7(1A) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATION, 1997

Name of the Target Company	**Apollo Hospitals Enterprise Limited**	
Name of the acquirer and PACs with the acquirer	(i) **Ms.Preetha Reddy** (ii) **Ms. Sucharitha Reddy** (iii) **Ms. Sangita Reddy** (iv) **Ms. Shobana Kamineni**	
Details of the acquisitions as follows	No. of Shares	% w.r.t total paid up capital of Target Company
(a) Shares / Voting rights (VR) before acquisition / sale under consideration	**6,534,337**	**11.14%**
(b) Shares / Voting Rights acquired / sold	**14,50,000 ***	**2.47%**
(c) Shares / VR after acquisition / sale	**5,084,337**	**8.66%**
Mode of acquisition (eg. open market / public issue / rights issue / preferential allotment / inter se transfer etc.)	**N.A.**	
Mode of Sale (eg. open market / MOU / off market etc.)	**Open Market**	
Date of acquisition / sale of shares / VR or date of receipt of intimation of allotment of shares, which ever is applicable	**20th & 21st August 2008**	
Paid up Capital / total voting Capital of the target company before the said acquisition / sale	**58,685,702** Equity Shares of Rs. 10/- each	
Paid up Capital / total voting capital of the target Company after the said acquisition / sale	**58,685,702** Equity Shares of Rs. 10/- each.	

* Details are given in the Annexure

Preetha Reddy
(Signed by the Seller for and on behalf of all the Sellers)

Place: Chennai
Date : 21.07.2008

Annexure

DETAILS OF THE SHAREHOLDING						
Name	Existing	%	Sold	%	Balance	%
Mrs. Preetha Reddy	1,732,270	2.95	50,000	0.09	1,682,270	2.87
Mrs. Sucharitha Reddy	1,470,837	2.51	100,000	0.17	1,370,837	2.34
Mrs.Sangita Reddy	2,186,254	3.73	1,250,000	2.13	936,254	1.60
Mrs. Shobana Kamineni	1,144,976	1.95	50,000	0.09	1,094,976	1.87
Total	**6,534,337**	**11.14**	**1,450,000**	**2.47**	**5,084,337**	**8.66**

END